------------------------------
                                                         OMB APPROVAL
                                                ------------------------------
                                                OMB Number           3235-0104
                                                Expires:    September 30, 1997
                                                Estimated average burden
                                                hours per response ....... 0.5
                                                ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person

     Johnson & Johnson
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

     One Johnson & Johnson Plaza
--------------------------------------------------------------------------------
                                    (Street)

     New Brunswick       NJ                      08933
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

     05/21/97

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

     22-01024240
================================================================================
4. Issuer Name and Ticker or Trading Symbol

     Biopsys Medical, Inc. (BIOP)
================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ X ]  Form filed by One Reporting Person
   [   ]  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

==================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                 5. Owner-
                                             3. Title and Amount of Securities                      ship
                                                Underlying Derivative Security                      Form of
                  2. Date Exercisable           (Instr. 4)                                          Derivative
                     and Expiration Date     ---------------------------------    4. Conver-        Security:
                     (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                  ----------------------                            or               Exercise       (D) or         Indirect
1. Title of       Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security       Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)     cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------

   Option         (see       (see below)     Common Stock           1,970,511        $27.55         D
   (see below)    below)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

==================================================================================================================================

Explanation of Responses:

  In connection with an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 21, 1997, among Johnson & Johnson (the "Reporting Person"), Palisades Merger Corp. and Biopsys Medical, Inc. (the "Issuer"), the Reporting Person and the Issuer entered into a Stock Option Agreement dated as of May 21, 1997, providing for the option described above. The option is not currently exercisable and will become exercisable only upon the occurrence of certain events described in the Stock Option Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Stock Option Agreement. The number of shares of common stock of the Issuer purchasable by the Reporting Person under the option will be adjusted if necessary so that the number of shares purchasable by the Reporting Person upon exercise of the option at the time of such exercise will equal 19.9% of the outstanding shares of Common Stock of the Issuer at such time. Prior to such exercise, the Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer which are purchasable by the Reporting Person upon exercise of such option.


      /s/ Peter S. Galloway                                   June 2, 1997
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

      By:      Peter S. Galloway
      Title:   Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.